1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 8, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

ANNUAL GENERAL MEETING AND CLASS MEETINGS

A notice convening the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Thursday, 25 June 2015 is set out at page 13 to page 15 of this circular.

A notice convening the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Thursday, 25 June 2015 immediately after the conclusion of the AGM and the A Shareholders Class Meeting or any adjournment thereof which will be held at the same place on the same date is set out at page 16 to page 17 of this circular.

Reply slips and forms of proxy for use at the AGM and the H Shareholders Class Meeting are enclosed and are also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the respective meetings shall complete and return the reply slip in accordance with the instructions printed thereon on or before Thursday, 4 June 2015. Shareholders who intend to appoint a proxy to attend the AGM and/or the H Shareholders Class Meeting are requested to complete the proxy forms in accordance with the instructions printed thereon. In the case of holders of H Shares, the proxy form(s) shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of holders of A Shares, the proxy forms shall be lodged at the Company's Board Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, Postal Code 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the relevant meetings or any adjournment thereof (as the case may be). Completion and return of the proxy forms will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

11 May 2015

* For identification purpose only

CONTENTS

Page

DEFINITIONS ...

ii

LETTER FROM THE BOARD ........................................................................................................................................................................................	1

NOTICE OF 2014 ANNUAL GENERAL MEETING ......................................................................................................................................................	13

NOTICE OF 2015 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES ..................................................................................................	16

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the domestic share(s) issued by the Company and denominated in Renminbi and which are listed on the Shanghai Stock Exchange;

"A Shareholder(s)"	holder(s) of A Shares;

"A Shareholders Class Meeting"

the 2015 first class meeting of the A Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Thursday, 25 June 2015 immediately following the conclusion of the AGM or any adjournment thereof to consider and approve the resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue;

"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each ADS representing 25 H Shares;

"AGM"	the annual general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Thursday, 25 June 2015;

"Articles of Association"	the Articles of Association of the Company;

"associate"	has the same meaning as defined in the Hong Kong Listing Rules;

"Board"	the board of Directors of the Company;

"CBRC"	China Banking Regulatory Commission;

"Chalco Hong Kong"	Chalco Hong Kong Limited.* , a limited liability company incorporated in Hong Kong and owned as to 100% by the Company;

- ii -

DEFINITIONS

"Chinalco"

Aluminum Corporation of China* , a wholly state-owned corporation established in the PRC and the controlling shareholder of the Company holding directly and indirectly approximately 41.31% of the total issued share capital of the Company as at the Latest Practicable Date;

"Chinalco Finance"

Chinalco Finance Co., Ltd. , a limited liability company incorporated in the PRC, which is held as to 100% by Chinalco as at the Latest Practicable Date and is a non-banking financial institution legally established with the approval of the CBRC, and is professionally engaged in corporate financial services;

"CIT"	China Aluminum International Trading Co., Ltd.* , a limited liability company incorporated in the PRC and a subsidiary of the Company owned as to 100% by the Company;

"Class Meetings"	A Shareholders Class Meeting and H Shareholders Class Meeting;

"Company"

Aluminum Corporation of China Limited* , a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;

"General Agreement on Mutual Provision of Production Supplies and Ancillary Services"

the general agreement on mutual provision of production supplies and ancillary services entered into between Chinalco and the Company on 5 November 2001 and renewed for 3 years on 28 April 2015. The term of which is from 1 January 2016 to 31 December 2018;

"Group"	the Company and its subsidiaries;

- iii -

DEFINITIONS

"H Share(s)"

the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;

"H Shareholder(s)"	holder(s) of H Shares;

"H Shareholders Class Meeting"

the 2015 first class meeting of the H Shareholders to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Thursday, 25 June 2015 immediately following the conclusion of the AGM and the A Shareholders Class Meeting or any adjournment thereof to consider and approve the resolution in relation to the extension of the period of authorization in relation to the Proposed A Share Issue;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Shareholder(s)"

the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the AGM to approve the renewal of the Non-exempt Continuing Connected Transactions and the Renewed Financial Services Agreement;

"Latest Practicable Date"	5 May 2015, being the latest practicable date of ascertaining certain information contained in this circular prior to its publication;

"Ningxia Energy"

Chalco Ningxia Energy Group Limited* (, formerly known as ), a limited liability company incorporated in the PRC on 26 June 2003, which is owned as to 70.82% by the Company as at the Latest Practicable Date;

- iv -

DEFINITIONS

"Non-exempt Continuing Connected Transactions"

(i) the expenditure and revenue transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions of Provision of Engineering, Construction and Supervisory Services Agreement, both of which are subject to the Independent Shareholders' approval at the AGM under the Hong Kong Listing Rules;

"PRC"	The People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and the Taiwan region;

"Proposed A Share Issue"

the proposed non-public issuance of up to 1.45 billion A Shares to not more than 10 target subscribers by the Company as approved at the 2012 first extraordinary general meeting of the Company, the 2012 first class meeting of the A Shareholders and the 2012 first class meeting of the H Shareholders of the Company, all held on 4 May 2012, and the adjustment of which as approved at the 2012 second extraordinary general meeting of the Company, the 2012 second class meeting of the A Shareholders and the 2012 second class meeting of the H Shareholders of the Company, all held on 12 October 2012. The details (including relevant plans) of which are set out in the circulars of the Company dated 20 March 2012, 27 August 2012 and 26 September 2012;

"Provision of Engineering, Construction and Supervisory Services Agreement"

the provision of engineering, construction and supervisory services agreement entered into between Chinalco and the Company on 5 November 2001 and renewed for 3 years on 28 April 2015. The term of which is from 1 January 2016 to 31 December 2018;

"Renewed Financial Services Agreement"	the financial services agreement entered into between the Company and Chinalco Finance on 28 April 2015, which is subject to the Independent Shareholders' approval at the AGM;

"RMB"	Renminbi, the lawful currency of the PRC;

"Share(s)"	A Shares and H Shares;

- v -

DEFINITIONS

"Shareholder(s)"	A Shareholders and H Shareholders;

"Supervisor(s)"	the supervisor(s) of the Company;

"Supervisory Committee"	the supervisory committee of the Company;

"%"	per cent.

* For identification purpose only

- vi -

LETTER FROM THE BOARD

Executive Directors:	Registered office:
Mr. Ge Honglin	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
Mr. Jiang Yinggang	The People's Republic of China
Postal code: 100082
Non-executive Directors:
Mr. Liu Caiming	Principal place of business:
Mr. Wang Jun	No. 62 North Xizhimen Street
Haidian District
Independent Non-executive Directors:	Beijing
Mr. Ma Si-hang, Frederick	The People's Republic of China
Ms. Chen Lijie	Postal code: 100082

Principal place of business in Hong Kong:
6th Floor, Nexxus Building
41 Connaught Road
Central
Hong Kong

11 May 2015

To the Shareholders

Dear Sirs or Madams,

I	INTRODUCTION

The purpose of this circular is to provide you with the notices of the AGM, and the H Shareholders Class Meeting and to provide you with all the information reasonably necessary to enable you to make informed decisions on whether to vote for or against the proposed resolutions at the above meetings.

- 1 -

LETTER FROM THE BOARD

1	Proposed resolutions at the AGM:

Ordinary Resolutions

	(1)	the resolution in relation to the Directors' Report of the Company for the year ended 31 December 2014;

	(2)	the resolution in relation to the Supervisory Committee's Report of the Company for the year ended 31 December 2014;

	(3)	the resolution in relation to the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2014;

	(4)	the resolution in relation to the proposed non-distribution of final dividend for the year 2014 and non-transfer of capital reserves to increase share capital;

	(5)	the resolution in relation to the continuing connected transactions under the Renewed Financial Services Agreement and the proposed annual caps for the three years ending 25 August 2018;

	(6)	the resolution in relation to the renewal of the Non-exempt Continuing Connected Transactions and the proposed annual caps for the three years ending 31 December 2018;

	(7)	the resolution in relation to the proposed provision of guarantees by the Company to Chalco Hong Kong and its subsidiaries for financing;

	(8)	the resolution in relation to the proposed provision of guarantees by the Company to CIT and its subsidiaries for financing;

	(9)	the resolution in relation to the matters on guarantees of Ningxia Energy and its subsidiaries for the year 2015;

	(10)	the resolution in relation to the remuneration standards for Directors and Supervisors of the Company for the year 2015;

	(11)	the resolution in relation to the renewal of liability insurance for year 2015-2016 for the Company's Directors, Supervisors and other senior management members;

	(12)	the resolution in relation to the re-appointment of auditors of the Company;

- 2 -

LETTER FROM THE BOARD

Special Resolutions

(13)	the resolution in relation to the proposed issue of debt financing instruments of the Company;

(14)	the resolution in relation to the proposed issue of overseas bond(s) by the Company or its subsidiaries;

(15)	the resolution in relation to the general mandate to issue additional H Shares;

(16)	the resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue.

2	Proposed resolution at the A Shareholders Class Meeting:

Special Resolution

(1) the resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue.

3	Proposed resolution at the H Shareholders Class Meeting:

Special Resolution

(1) the resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue.

II	BUSINESS TO BE CONSIDERED AT THE AGM, THE A SHAREHOLDERS CLASS MEETING AND THE H SHAREHOLDERS CLASS MEETING

	1	The Resolution in Relation to the Directors' Report of the Company for the Year ended 31 December 2014

The Directors' Report for the year ended 31 December 2014 has been prepared by the Company in compliance with the Hong Kong Listing Rules, the listing rules of the Shanghai Stock Exchange and relevant rules and requirements for annual report disclosure. Details of the aforementioned Directors' Report are available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

- 3 -

LETTER FROM THE BOARD

2	The Resolution in Relation to the Supervisory Committee's Report of the Company for the Year ended 31 December 2014

The Supervisory Committee's Report for the year ended 31 December 2014 has been prepared by the Company in compliance with the Hong Kong Listing Rules, the listing rules of the Shanghai Stock Exchange and relevant rules and requirements for annual report disclosure. Details of the aforementioned Supervisory Committee's Report are available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

3	The Resolution in Relation to the Independent Auditor's Report and the Audited Financial Report of the Company for the Year ended 31 December 2014

The financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006) are available at the websites of the Hong Kong Stock Exchange (http://www.hkex.com.hk) and the Shanghai Stock Exchange (http://www.sse.com.cn).

4	The Resolution in Relation to the Proposed Non-distribution of Final Dividend for the Year 2014 and Non-Transfer of Capital Reserves to Increase Share Capital

Considering the financial position of the Company for the year ended 31 December 2014, the Board proposes no distribution of final dividend for the year 2014 and no transfer of capital reserves to increase share capital.

5	The Resolution in Relation to the Continuing Connected Transactions under the Renewed Financial Services Agreement and the Proposed Annual Caps for the Three Years ending 25 August 2018

Reference is made to the announcement of the Company dated 28 April 2015 in relation to the continuing connected transactions under the Renewed Financial Services Agreement between the Company and Chinalco Finance and the proposed annual caps for the three years ending 25 August 2018.

A supplemental circular setting out, among other things, further details of the Renewed Financial Services Agreement and information of Chinalco Finance, together with a letter from the independent board committee and a letter from the independent financial adviser, is expected to be despatched to the Shareholders on or before 5 June 2015, being the date that is 20 days prior to the date of the AGM.

- 4 -

LETTER FROM THE BOARD

6	The Resolution in Relation to the Renewal of the Non-exempt Continuing Connected Transactions and the Proposed Annual Caps for the Three Years ending 31 December 2018

Reference is made to the announcement of the Company dated 28 April 2015 in relation to, among others, the renewal of the continuing connected transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Provision of Engineering, Construction and Supervisory Services Agreement of the Company and Chinalco, and the proposed annual caps of the above two agreements for the three years ending 31 December 2018.

A supplemental circular setting out, among other things, further details of the renewal of the continuing connected transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the Provision of Engineering, Construction and Supervisory Services Agreement of the Company and Chinalco, together with a letter from the independent board committee and a letter from the independent financial adviser, is expected to be despatched to the Shareholders on or before 5 June 2015, being the date that is 20 days prior to the date of the AGM.

7	The Resolution in Relation to the Proposed Provision of Guarantees by the Company to Chalco Hong Kong and its Subsidiaries for Financing

In order to optimize debt structure and reduce finance cost, Chalco Hong Kong, a wholly-owned subsidiary of the Company, and its subsidiaries intended to conduct domestic and overseas financing activities with an aggregate amount of no more than US$1 billion (or in other currencies with the equivalent amount). The financing methods include but not limited to issue of bonds, financing under letters of guarantee and others. The Company intended to provide guarantee to Chalco Hong Kong and its subsidiaries in respect of the above-mentioned financing activities with the guarantee amount of no more than US$1 billion (or in other currencies with the equivalent amount) and a guarantee term of no more than five years. The granted term of the above guarantee is from the approval date of this resolution at the AGM of the Company to the conclusion of the 2015 annual general meeting of the Company.

Subject to the limit of the above-mentioned financing guarantees and within the scope permissible by the relevant national policies, the Board proposes the Chairman of the Company or other persons authorized by the Chairman be authorized to be responsible for all matters relating to the above-mentioned financing guarantee and to execute all relevant documents.

- 5 -

LETTER FROM THE BOARD

8	The Resolution in Relation to the Proposed Provision of Guarantees by the Company to CIT and its Subsidiaries for Financing

In order to expand domestic and overseas trading, improve the market influence of the Company, and increase the proportion of low-cost financing dominated in foreign currencies, the Company intended to provide guarantees to CIT and its subsidiaries respect of their domestic and overseas financing activities. The financing methods include but not limited to syndicated loans, internal guarantee and external loan financing, bridge loans and others. The guarantee amount shall be not more than US$800 million (or in other currencies with the equivalent amount) and the guarantee terms shall be not more than three years. The granted term of the above-mentioned guarantee is from the approval date of this resolution at the AGM of the Company to the conclusion of the 2015 annual general meeting of the Company.

Subject to the limit of the above-mentioned financing guarantees and within the scope permissible by the relevant national policies, the Board proposes the Chairman of the Company or other persons authorized by the Chairman be authorized to be responsible for organization and implementation of all matters relating to the above-mentioned financing guarantee and to execute all relevant documents.

9	The Resolution in Relation to the Matters on Guarantees of Ningxia Energy and its Subsidiaries for the Year 2015

As at the end of 2014, the balance of guaranteed loans provided by Ningxia Energy and its subsidiaries to its subsidiaries amounted to RMB1,461 million.

In order to ensure the smooth continuity of the mature debt and the orderly commencement of the construction of the projects of Ningxia Energy and its subsidiaries, the Company intended to authorize Ningxia Energy and its subsidiaries to renew the guarantee of the mature guaranteed loans, and to newly add a guarantee of RMB750 million to satisfy the capital needs for the construction of the projects and to replenish liquidity. However, the balance of the guarantees provided by Ningxia Energy and its subsidiaries to its subsidiaries shall not exceed RMB2,100 million as at the end of 2015.

The subsidiaries of Ningxia Energy are not connected persons of the Company under the Hong Kong Listing Rules. This resolution is submitted to be considered and approved at the AGM pursuant to the applicable PRC laws and regulation.

- 6 -

LETTER FROM THE BOARD

10	The Resolution in Relation to the Remuneration Standards for Directors and Supervisors of the Company for the Year 2015

The Board proposes to continue to adopt the remuneration standards for Directors and Supervisors of the Company for the year ending 31 December 2015. The Board also proposes the Remuneration Committee of the Company to be responsible for matters relating to the remuneration standards for Directors and Supervisors of the Company for the year 2015 and to make recommendations to the Board.

11	The Resolution in Relation to the Renewal of Liability Insurance for the Year 2015-2016 for the Company's Directors, Supervisors and Other Senior Management Members

The Board proposes the renewal of liability insurance for a period of one year from 18 May 2015 to 17 May 2016 for the Company's Directors, Supervisors and other senior management members. The Board also proposes the Chairman or other person authorized by the Chairman be authorized to be responsible for matters relating to the renewal of liability insurance for the year 2015-2016 and to sign all relevant documents.

12	The Resolution in Relation to the Re-appointment of Auditors of the Company

The Board proposes (1) to re-appoint Ernst & Young Hua Ming (LLP) as the domestic auditor of the Company; and to re-appoint Ernst & Young as the international auditor of the Company. The terms of appointment of the two auditors will expire upon the conclusion of the 2015 annual general meeting of the Company; and (2) to authorize the audit committee of the Board to specifically determine the remuneration of the above-mentioned auditors according to their work performance.

13	The Resolution in Relation to the Proposed Issue of Debt Financing Instruments by the Company

In order to optimize debt structure and reduce finance cost, the Company intended to issue debt financing instruments in inter-bank bond market in one or several tranches and the aggregate outstanding balance of all debt financing instruments shall not exceed RMB75 billion (including the issued and outstanding ultra-short-term financing notes, short-term financing notes, medium-term notes and non-public designated debt financing instruments as of 31 December 2014 in an aggregate balance of RMB43.3 billion) during the period from the registration with the National Association of Financial Market Institutional Investors to the conclusion of the 2015 annual general meeting.

- 7 -

LETTER FROM THE BOARD

The Board proposes the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, approve the type, specific terms and conditions of the issue of debt financing instruments and other matters relating thereto (including but not limited to, the determination of the type, amount, interest rate, term, rating, use of proceeds of the debt financing instruments to be issued), deal with approval matters, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approvals, and execute requisite legal documents in connection with the Company's issuance of the debt financing instruments and make relevant disclosure.

14	The Resolution in Relation to the Proposed Issue of Overseas Bond(s) by the Company or its Subsidiaries

In order to optimize debt structure and reduce finance cost, the Company or its domestic and overseas subsidiaries in all levels intended to issue overseas bonds with an aggregate amount of no more than US$1 billion (or in other currencies with the equivalent amount). The granted term of which is from the approval date of this resolution at the AGM of the Company to the conclusion of the 2015 annual general meeting of the Company.

The Board proposes the Chairman of the Company or other person authorized by the Chairman be authorized to, pursuant to the needs of the Company, determine the specific matters relating to the issue of the overseas bond(s) by the Company (including but not limited to, the determination of the issue of currency, type, amount, interest rate, term, rating, use of proceeds of the bond(s)), deal with approval matters, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approvals, and execute requisite legal documents in connection with the Company's issuance of the bonds and make relevant disclosure.

15	The Resolution in Relation to the General Mandate to Issue Additional H Shares

In order to provide the Board with flexibility to issue additional new Shares of the Company and to provide discretionary power to the Board, a special resolution will be proposed at the AGM to grant a general mandate to the Board to issue additional H Shares up to the limit of 20% of the aggregate limit of H Shares in issue, under the premise of compliance with relevant requirements of the Hong Kong Listing Rules and the Articles of Association of the Company. The granted term is from the approval date of this resolution at the AGM of the Company to the conclusion of the 2015 annual general meeting of the Company.

- 8 -

LETTER FROM THE BOARD

Details of the mandate are as follows:

(a)

the Board be and is hereby granted an unconditional and general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and call options in respect thereof, subject to the following terms:

(i)

such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii)

the total nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the total nominal value of H Shares in issue, as at the date of this resolution; and

(iii)

the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, which are held and traded in Hong Kong dollars; "Relevant Period" means the period from the passing of this resolution until the earliest of:

	(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

	(ii)	the expiration of a 12-month period following the passing of this resolution; or

	(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting;

- 9 -

LETTER FROM THE BOARD

(c)	contingent on the Directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

	(ii)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(iii)

increase the registered capital of the Company pursuant to the issue of shares under paragraph (a) of this resolution and make such amendments to the Articles of Association, as it thinks fit, so as to reflect the increase in registered capital of the Company.

16	The Resolution in Relation to the Extension of the Period of Authorization Relating to the Proposed A Share Issue

For details, please refer to the circulars of the Company dated 20 March 2012, 27 August 2012, 26 September 2012 and 12 May 2014, and the announcements of the Company dated 8 March 2012 and 24 August 2012 in relation to the authorization to the Board and the person to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue.

As the authorization in relation to dealing with the specific matters regarding the non-public issue of A Shares by the Board of the Company and other persons authorized by the Board at the 2013 annual general meeting, the 2014 first A Shareholders class meeting and 2014 first H Shareholders class meeting of the Company convened on 27 June 2014 will expire soon, the Board proposes that the period of authorization be extended for a further 12 months from the date of the AGM and the Class Meetings (i.e. 12 months from 25 June 2015).

A supplemental circular setting out, among other things, further details of this resolution, is expected to be despatched to the Shareholders on or before 5 June 2015, being the date that is 20 days prior to the date of the AGM.

- 10 -

LETTER FROM THE BOARD

III	THE AGM, THE A SHAREHOLDERS CLASS MEETING AND THE H SHAREHOLDERS CLASS MEETING

A notice convening the AGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Thursday, 25 June 2015 is set out at page 13 to page 15 of this circular.

A notice convening the H Shareholders Class Meeting to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC on Thursday, 25 June 2015 immediately after the conclusion of the AGM and the A Shareholders Class Meeting or any adjournment thereof which will be held at the same place on the same date is set out at page 16 to page 17 of this circular.

Reply slips and forms of proxy for use at the AGM and the H Shareholders Class Meeting are enclosed and are also published on the website of the Hong Kong Stock Exchange (www. hkexnews.hk). Shareholders who intend to attend the respective meetings shall complete and return the reply slip in accordance with the instructions printed thereon on or before Thursday, 4 June 2015. Shareholders who intend to appoint a proxy to attend the AGM and/or the H Shareholders Class Meeting are requested to complete the proxy form(s) in accordance with the instructions printed thereon. In the case of holders of H Shares, the proxy forms shall be lodged with the H Shares Registrar of the Company, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, and in the case of holders of A Shares, the proxy forms shall be lodged at the Company's Board Office at No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC, Postal Code 100082 as soon as possible and in any event not less than 24 hours before the time appointed for holding of the relevant meetings or any adjournment thereof (as the case may be). Completion and return of the proxy forms will not prevent you from attending and voting in person at the meeting(s) or any adjournment if you so wish.

Chinalco and its associates, holding an aggregate 5,586,517,299 A Shares of the Company (among which, 5,214,407,195 A Shares of the Company are directly held by Chinalco, an aggregate 372,110,104 A Shares of the Company are held by various subsidiaries controlled by Chinalco), representing approximately 41.31% of the total issued share capital of the Company, will abstain from voting on the resolutions to approve the Renewed Financial Services Agreement and the related annual caps and the renewal of the Non-exempt Continuing Connected Transactions and the related annual caps. Save as mentioned above, to the knowledge, information and belief of the Directors, as at the Latest Practicable Date, none of other Shareholders of the Company is required to abstain from voting at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting (if applicable) in relation to the proposed resolutions.

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LETTER FROM THE BOARD

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the AGM and the Class Meetings will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules following the AGM and the Class Meetings.

IV	CLOSURE OF H SHARE REGISTER OF MEMBERS

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Tuesday, 26 May 2015 to Thursday, 25 June 2015 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Monday, 25 May 2015 are entitled to attend and vote at the AGM and the H Shareholders Class Meeting after completing the registration procedures for attending the respective meetings. In order for the H Shareholders to be qualified to attend and vote at the AGM and the H Shareholders Class Meeting, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 25 May 2015 for registration.

V	RECOMMENDATIONS

The Directors (including independent non-executive Directors) consider that the resolutions as set out in the notices of the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting are in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the above proposed resolutions.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

* For identification purpose only

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NOTICE OF 2014 ANNUAL GENERAL MEETING

NOTICE OF 2014 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2014 Annual General Meeting (the "AGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Thursday, 25 June 2015 for the purposes of considering, and if thought fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 11 May 2015 (the "Circular")):

ORDINARY RESOLUTIONS

1	To consider and approve the resolution in relation to the Directors' Report of the Company for the year ended 31 December 2014;

2	To consider and approve the resolution in relation to the Supervisory Committee's Report of the Company for the year ended 31 December 2014;

3	To consider and approve the resolution in relation to the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2014;

4	To consider and approve the resolution in relation to the proposed non-distribution of final dividend for the year 2014 and non-transfer of capital reserves to increase share capital;

5

To consider and approve the resolution in relation to the continuing connected transactions under the Renewed Financial Services Agreement and the proposed annual caps for the three years ending 25 August 2018;

6	To consider and approve the resolution in relation to the renewal of the Non-exempt Continuing Connected Transactions and the proposed annual caps for the three years ending 31 December 2018;

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NOTICE OF 2014 ANNUAL GENERAL MEETING

7	To consider and approve the resolution in relation to the proposed provision of guarantees by the Company to Chalco Hong Kong and its subsidiaries for financing;

8	To consider and approve the resolution in relation to the proposed provision of guarantees by the Company to CIT and its subsidiaries for financing;

9	To consider and approve the resolution in relation to the matters on guarantees of Ningxia Energy and its subsidiaries for the year 2015;

10	To consider and approve the resolution in relation to the remuneration standards for Directors and Supervisors of the Company for the year 2015;

11	To consider and approve the resolution in relation to the renewal of liability insurance for year 2015-2016 for the Company's Directors, Supervisors and other senior management members;

12	To consider and approve the resolution in relation to the re-appointment of auditors of the Company;

SPECIAL RESOLUTIONS

13	To consider and approve the resolution in relation to the proposed issue of debt financing instruments by the Company;

14	To consider and approve the resolution in relation to the proposed issue of overseas bond(s) by the Company or its subsidiaries;

15	To consider and approve the resolution in relation to the general mandate to issue additional H Shares;

16	To consider and approve the resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
11 May 2015

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NOTICE OF 2014 ANNUAL GENERAL MEETING

Notes:

(a)

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Tuesday, 26 May 2015 to Thursday, 25 June 2015 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Monday, 25 May 2015 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 25 May 2015 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return them to the Company's Board Office no later than 20 days before the date of the AGM, i.e. on or before Thursday, 4 June 2015.

Details of the Company's Board Office are as follows:

No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8162/8161
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(d)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(e)

Each holder of A Shares which is entitled to attend the AGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, and Notes (c) to (d) also apply to A Shareholders, except that the proxy form or other documents of authority must be delivered to the Company's Board Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(f)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(g)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(h)	All votings at the AGM will be conducted by a poll.

* For identification purpose only

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NOTICE OF 2015 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE OF 2015 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the 2015 First Class Meeting of the Holders of H Shares (the "H Shareholders Class Meeting") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Thursday, 25 June 2015 immediately after the conclusion or adjournment of the 2015 first class meeting of the A Shareholders which will be held at the same place on the same date for the purpose of considering, and if thought fit, approving the following resolution as special resolution of the Company (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 11 May 2015 (the "Circular")):

SPECIAL RESOLUTION

To consider and approve the resolution in relation to the extension of the period of authorization relating to the Proposed A Share Issue.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
11 May 2015

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NOTICE OF 2014 ANNUAL GENERAL MEETING

Notes:

(a)

Pursuant to the provisions of the Articles of Association, the H Share Register of Members will be closed from Tuesday, 26 May 2015 to Thursday, 25 June 2015 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Monday, 25 May 2015 are entitled to attend and vote at the H Shareholders Class Meeting after completing the registration procedures for attending the meeting. In order for the H Shareholders to be qualified to attend and vote at the H Shareholders Class Meeting, all transfer documents accompanied by the relevant H Share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Monday, 25 May 2015 for registration.

(b)

Holders of H Shares, who intend to attend the H Shareholders Class Meeting, must complete the reply slip for attending the H Shareholders Class Meeting and return them to the Company's Board Office no later than 20 days before the date of the H Shareholders Class Meeting, i.e. no later than Thursday, 4 June 2015.

Details of the Company's Board Office are as follows:

Details of the Company's Board Office are as follows:
No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8162/8161
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the H Shareholders Class Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the H Shareholders Class Meeting.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the H Shareholders Class Meeting or any adjournment thereof in order for such document to be valid.

(f)

If a proxy attends the H Shareholders Class Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the H Shareholders Class Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(g)	Shareholders attending the H Shareholders Class Meeting are responsible for their own transportation and accommodation expenses.

(h)	All votings at the H Shareholders Class Meeting will be conducted by a poll.

* For identification purpose only

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary